FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-262701-02

From: Citi Cmbs Syndicate (CITIGROUP GLOBAL MAR) At: 06/07/22 13:43:03 UTC-4:00

To:  [REDACTED]

Subject: CGCMT 2022-GC48 -- X-A Final Pricing Details (Public)

CGCMT 2022-GC48 -- X-A Final Pricing Details (Public)

Co-Lead Managers & Joint Bookrunners	Citigroup, Goldman Sachs & Co. LLC, Bank of Montreal

Co-Managers	Academy Securities & Siebert Williams Shank

Class	Moody's/Fitch/KBRA	Size($mm)	WAL	Spread*	Coupon	Yield	Price
X-A	Aa1(sf)/AAAsf/AAA(sf)	421.127	8.34	T+275	0.30734%	5.7521%	$2.34315

*Pricing speed is 100 CPY

Collateral Summary
Initial Pool Balance	$633,273,980
Number of Mortgage Loans	32
Number of Mortgaged Properties	88
Average Cut-off Date Mortgage Loan Balance	$19,789,812
Weighted Average Mortgage Interest Rate	4.89429%
Weighted Average Remaining Term to Maturity (months)	110
Weighted Average Remaining Amortization Term (months)	359
Weighted Average Cut-off Date LTV Ratio	53.4%
Weighted Average Maturity Date LTV Ratio	52.3%
Weighted Average Underwritten NCF DSCR	2.29x
Weighted Average Debt Yield on Underwritten NOI	11.7%
% of Mortgaged Properties with Single Tenants	14.1%
% of Mortgage Loans with Subordinate Debt	12.0%

Property Type	38.1% Office, 15.6% Retail, 12.6% Hospitality, 11.1% Multifamily, 9.5% Mixed Use, 5.3% Self Storage, 5.1% Manufactured Housing, 2.6% Industrial

Top 5 States	24.3% New York, 22.2% California, 10.8% New Jersey, 6.4% Michigan 6.3% District of Columbia

Risk Retention	Vertical

Master Servicer	Midland Loan Services, a Division of PNC Bank, National Association

Special Servicers	Greystone Servicing Company LLC (with respect to all serviced loans other than the Yorkshire & Lexington Towers whole loan); Rialto Capital Advisors, LLC (with respect to the Yorkshire & Lexington Towers whole loan)

Operating Advisor	Park Bridge Lender Services LLC

Trustee	Wilmington Trust, National Association
Cert. Administrator	Computershare Trust Company, National Association

Anticipated Timing
Anticipated Settlement	6/21/2022

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-262701) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, BMO Capital Markets Corp., Academy Securities, Inc., Seibert Williams Shank & Co, LLC or any other underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146.

The information in this file (the “File”) is an electronic copy of the information set forth in the Annex titled “Certain Characteristics of the Mortgage Loans and Mortgaged Properties” to the prospectus. This File does not contain all information that is required to be included in the prospectus. This File should be reviewed only in conjunction with the entire prospectus. Prospective investors are advised to read carefully, and should rely on, the prospectus relating to the certificates referred to herein in making their investment decision. Methodologies used in deriving certain information contained in this File are more fully described elsewhere in the prospectus. The information in this File should not be viewed as projections, forecasts, predictions or opinions with respect to value.

The information in this File is preliminary and may be amended and/or supplemented prior to the time of sale. The information in this File supersedes any contrary information contained in any prior File relating to the certificates and will be superseded by any contrary information contained in any subsequent File prior to the time of sale.

The securities related to this File are being offered when, as and if issued. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy such securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted. Such securities do not represent an interest in or obligation of the depositor, the sponsors, the originators, the master servicer, the special servicers, the trustee, the certificate administrator, the operating advisor, the asset representations reviewer, the controlling class representative, the risk retention consultation parties, the companion loan holders (or their representatives), the underwriters or any of their respective affiliates. Neither such securities nor the underlying mortgage loans are insured or guaranteed by any governmental agency or instrumentality or private insurer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and that these materials may not be updated or (3) these materials possibly being confidential, are, in each case, not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.